UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. 2 )

GENERAL FORM OF REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

20/20 GLOBAL, INC.
(Exact name of registrant as specified in its charter)

Nevada	87-0645794
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

480 22nd Street, Box 2, Heyburn, ID 83336
(Address of principal executive offices, including zip code)

(208) 677-2020
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.001
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains statements about the future, sometimes referred to as “forward-looking” statements. Forward-looking statements are typically identified by use of the words “believe,” “may,” “could,” “should,” “expect,” “anticipate,” “estimate,” “project,” “propose,” “plan,” “intend,” and similar words and expressions. Statements that describe our future strategic goals, plans, objectives, and predictions are also forward-looking statements. These forward-looking statements may relate to our anticipated marketing results, customer acceptance, revenues, gross margin and operating results, future performance and operations, plans for future expansion, capital spending, sources of liquidity, and financing sources. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

Any forward-looking statements, including those regarding our management’s current beliefs, expectations, anticipations, estimations, projections, proposals, plans or intentions, are not guarantees of future performance, results, or events and involve risks and uncertainties, such as those discussed in this registration statement.

The forward-looking statements in this registration statement are based on present circumstances and on our predictions respecting events that have not occurred, that may not occur, or that may occur with different consequences from those we now assume or anticipate. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the risk factors discussed in this registration statement. These cautionary statements are intended to be applicable to all related forward-looking statements wherever they appear in this registration statement.

Before deciding to purchase our securities, you should carefully consider the risk factors discussed here or incorporated by reference in addition to the other information set forth in this registration statement. Forward-looking statements speak only as of the date of the document in which they are contained, and we do not undertake any duty to update our forward-looking statements, except as may be required by law, and we caution you not to rely on them unduly.

ITEM 1. BUSINESS

Overview

We are an Idaho-based distributor of fresh produce. We do not grow produce or manufacture any product. We purchase complete products that have been packaged for resale from growers/shippers and distribute these products to our customers. Our mission is to develop and maintain long-term sustainable partnerships with our customers by providing excellent customer service and supplying the best quality products at a competitive price. We are committed to the continued success of our customers and business partnerships. Our grower/shipper alliances are time-tested and continue to exceed expectations. Our tradition of service for the past 20 years has become the foundation of our company. Our objective is to become a market leader in the produce industry.

We offer a full line of count cartons and all size packs on russet potatoes from Idaho, Colorado, Nebraska, and Washington and year-round onions. We have apples available year-round from Washington and seasonally from Idaho, Minnesota, and New York. We can handle customer citrus needs from one pallet to a full truck load, with access to great labels on oranges, lemons, and limes. We have acting sales agents for onion growers and packing facilities, with an efficient and reliable supply chain. All of our outside sales associates have production and agricultural backgrounds with exceptional product and market knowledge.

We are currently shipping fresh produce via refrigerated semi-trucks from fresh produce production areas and manufacturing facilities from 10 separate geographical locations in Idaho, Washington, California, New Mexico, and Texas to various wholesalers located throughout North America. Our in-house transportation personnel are dedicated to consistently providing cost-efficient, on-time transportation solutions from all of our shipping locations. Any significant increase in the prices of fuel could materially and adversely affect our operating results. Other than the cost of our products, logistics and transportation costs represent the largest component of cost of products sold. Compliance with regulation aimed at mitigating the effects of climate change could also increase the cost of fuel for our shipping and logistics operations. We might be unable to adjust our product pricing to reflect our increased costs. Even if we are able to adjust our product pricing, our customer’s buying patterns could change to reflect a greater reliance on local production.

References to “us,” “we,” “our,” and correlative terms refer to 20/20 Global, Inc. and our wholly owned subsidiary, 20/20 Produce Sales, Inc., an Idaho corporation, through which we conduct our activities.

Material Contracts

We have entered into a number of distribution and purchasing agreements that enable us to supply produce to customers across the nation. Although alternative distributors are available, we have identified the following agreements, which we consider to be material to our business as currently conducted. The key provisions of these material contracts are summarized below; however, the summary is not intended to be exhaustive.

Under our material contracts discussed below, Markon and Sysco have granted nonexclusive licenses to us to use their respective trademarks on products that we sell to them. In addition, we sell a small portion of our produce (less than 10%) to a number of smaller wholesalers under our own name, packaging, logo, and branding. At the present time, these activities are not material to our overall business operations. Besides our nonexclusive licenses with Markon and Sysco, we do not have any patents, trademarks, franchise concessions, royalty agreements, or labor contracts.

Markon Cooperative, Inc.

We entered into a License Agreement with Markon Cooperative on June 27, 2016, to sell perishable agricultural commodities and fresh and fresh-cut products packaged in various-sized containers. These products are purchased by Markon and resold to Markon “member buyers” under Markon’s trademarks or brand names. In addition, Markon grants us a nonexclusive license to use the trademarks on Markon-branded products that we sell to Markon. The agreement requires that we maintain comprehensive general liability insurance, including broad form vendor’s coverage, at limits of not less than $5 million.

National Merchandising Company

On February 29, 2016, we entered into a produce fixed-term purchase agreement and a supplier authorization agreement with Sysco Merchandising and Supply Chain, Inc. to sell products bearing Sysco’s trademarks, brands, logos, symbols, slogans, or packaging motifs, but not bearing our trademarks, brands, logos, symbols, slogans, or packaging motifs. These products are manufactured, packaged, or labeled in accordance with the specifications of Sysco for resale by it to the foodservice industry. On October 15, 2018, each of these agreements was renewed for an additional one-year term.

Competition

There are many competitors in our marketplace, and all providers of fresh onion and potato products are potential competition.

Regulation

We are subject to typical federal, state, and local regulations and laws governing the operations of production and processing concerns, including environmental disposal, storage, and discharge regulations and laws; employee safety laws and regulations; and labor practices laws and regulations. We are licensed through the U.S. Department of Agriculture under the Perishable Agriculture Commodities Act (PACA). Our PACA certificate is renewed annually. Other than our PACA certificate, we are not required under current laws and regulations to obtain or maintain any specialized or agency-specific licenses, permits, or authorizations to conduct our production and processing services. We believe we are in substantial compliance with all relevant regulations applicable to our business and operations.

Employees

We currently have five employees, including our executive officers.

Corporate Background and History

We were incorporated in Nevada on January 21, 2000, under the name RM Investors, Inc. In March 2014, under the terms of an Exchange Agreement and Plan of Reorganization, we acquired 100% of the issued and outstanding shares of our subsidiary 20/20 Produce Sales, Inc., an Idaho corporation that was incorporated on December 22, 1994. Our business operations are conducted through our wholly owned subsidiary.

On March 26, 2014, we amended and restated our articles of incorporation to increase our authorized shares of common stock to 100,000,000 shares, par value $0.001, and to authorize 5,000,000 shares of preferred stock, par value $0.001. In connection with this reorganization, we obtained a new CUSIP number for our common stock, FINRA approval of our name change from RM Investors, Inc. to 20/20 Global, Inc., and a new trading symbol for our shares on the OTC market place and effected a 2-for-1 forward split of the then issued and outstanding shares of our common stock. Our trading symbol is TWGL. We have one subsidiary, 20/20 Produce, Inc. Our board of directors consists of Mark D. Williams and Colin Gibson.

Exclusive Forum for Litigation

Article XII of our bylaws provides that a state and federal court located in Utah is the sole and exclusive forum for various types of litigation, including for any derivative action or proceeding brought on behalf of the corporation. It also provides: “Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article XII.” These provisions are intended to apply to actions arising under the Securities Act and the Exchange Act. Since Section 27 of the Exchange Act creates exclusive jurisdiction for federal courts for all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts for all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce these provisions in our bylaws. By agreeing to the terms of our bylaws, stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations under them.

ITEM 1A. RISK FACTORS

In addition to the negative implications of all information and financial data included in or referred to directly in this registration statement, you should consider the following risk factors. This registration statement contains forward-looking statements and information concerning us, our plans, and future events. Those statements should be read together with the discussion of risk factors set forth below, because those risk factors could cause actual results to differ materially from such forward-looking statements.

We could realize losses and suffer liquidity problems due to declines in sales prices for fresh produce.

Our profitability depends largely upon our profit margins and sales volumes of potatoes, onions, apples, lemons, oranges, limes, and other fresh produce. In the past three years, potato sales accounted for a significant portion of our total net sales.

Sales prices for our fresh produce are difficult to predict. It is possible that sales prices for our products and for other fresh produce will decline in the future. In recent years, there has been increasing consolidation among food retailers, wholesalers, and distributors. We believe the increasing consolidation among food retailers may contribute to further downward pressure on our sales prices. In the event of a decline in sales prices or sales volumes, we could realize significant losses and experience liquidity problems, weakening our financial condition. A substantial portion of our costs is fixed, so that fluctuations in the sales prices have an immediate impact on our profitability. Our profitability is also affected by our production costs, which may increase due to factors beyond our control.

Crop disease, severe weather, natural disaster, and other conditions affecting the environment, including the effects of climate change, could result in substantial losses and weaken our financial condition.

Crop disease, severe weather conditions (such as floods, droughts, windstorms, and hurricanes), and natural disasters (such as earthquakes) may adversely affect our supply of one or more fresh produce items, reduce our sales volumes, increase our unit production costs, or prevent or impair our ability to ship products as planned. Since a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs, which could result in substantial losses and weaken our financial condition. We have experienced crop disease, insect infestation, severe weather, and other adverse environmental conditions from time to time. Severe weather conditions may occur with higher frequency or may be less predictable in the future due to the effects of climate change. When crop disease, insect infestations, severe weather, earthquakes, and other adverse environmental conditions destroy crops planted by our suppliers or prevent us from distributing them on a timely basis, we may lose our investment in those crops or our purchased produce costs may increase.

The fresh produce and prepared food markets in which we operate are highly competitive.

The fresh produce and prepared food business is highly competitive, and the effect of competition is intensified because most of our products are perishable. In potato and onion markets, we compete principally with a limited number of regional producers. In the case of our fresh fruit products, we compete with numerous small producers, as well as regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by product. To compete successfully, we must be able to strategically source fresh produce and prepared food of uniformly high quality and sell and distribute it on a timely and regular basis.

The loss of one or more of our largest customers, or a reduction in the level of purchases made by these customers, could negatively impact our sales and profits.

Sales to our largest customer amounted to approximately 66% of our total net sales in 2018, and our top two customers collectively accounted for approximately 91% of our total net sales. We expect that a significant portion of our revenues will continue to be derived from a relatively small number of customers. We believe these customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance, desired inventory levels, and other factors that may be important to them at the time the purchase decisions are made. Changes in our customers’ strategies or purchasing patterns, including a reduction in the number of brands they carry, may adversely affect our sales.

Additionally, our customers may face financial or other difficulties that impact their operations and cause them to reduce their purchases from us, which could adversely affect our results of operations. Customers also may respond to any price increase that we may implement by reducing their purchases from us, resulting in reduced sales of our products. Reduced sales of our products to one or more of our largest customers would have a material adverse effect on our business, financial condition, and results of operations. Any bankruptcy or other business disruption involving one of our significant customers also could adversely affect our results of operations.

Increased prices for fuel and vehicle maintenance could increase our costs significantly.

Our costs are determined in large part by the prices of fuel and vehicle maintenance. Any significant increase in the costs of these items could materially and adversely affect our operating results. Other than the cost of our products, logistics and transportation costs represent the largest component of cost of products sold.

Compliance with regulation aimed at mitigating the effects of climate change, as discussed elsewhere in these risk factors, could also increase the cost of fuel for our shipping and logistics operations. We might be unable to adjust our product pricing to reflect our increased costs. Even if we are able to adjust our product pricing, our customer’s buying patterns could change to reflect a greater reliance on local production.

We are subject to the risk of product contamination and product liability claims.

The sales of our products involve the risk of injury to consumers. Such injuries may result from tampering by unauthorized personnel, product contamination, including the presence of foreign objects, substances, chemicals, or residues introduced during the growing, packing, storage, handling or transportation phases, or spoilage.

While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations, including internal product safety policies, we cannot assure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our brand image. In addition, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe is adequate. However, we cannot assure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage, resulting in significant cash outlays that would materially and adversely affect our results and financial condition.

We may be subject to legal and environmental risks that could result in significant expenses.

In the future, we may be involved in legal or environmental matters that, if not resolved in our favor, could require significant expenses and could materially and adversely affect our results of operations and financial condition. In addition, we may be subject to product liability claims if personal injury results from the consumption of any of our products.

Environmental and other regulation of our business, including potential climate change regulation, could adversely impact us by increasing our production cost.

There has been a broad range of proposed and promulgated state, national, and international regulation aimed at reducing the effects of climate change. Any regulation enacted at the federal level to address the effects of climate change could result in additional costs in the form of taxes, the restriction of output, investments of capital to maintain compliance with laws and regulations, or required acquisition or trading of emission allowances. Climate change regulation continues to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, we do not believe that such regulation is reasonably likely to affect our business operations any more than it would affect the business operations of our industry competitors.

Acts or omissions of other companies could adversely affect the value of the 20/20 Produce brand.

We depend on the 20/20 Produce brand in marketing our products. We may share the 20/20 Produce brand with unaffiliated companies that manufacture, distribute, and sell canned or processed fruit and vegetables, dried fruit, snacks, and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of our brand. As a result, our reputation and the value of the 20/20 Produce brand may be adversely affected by negative consumer perception.

A strategy of diversifying our product line, expanding into new geographic markets, and increasing the value-added services that we provide to our customers may not be successful.

We may diversify our product line through acquisitions and internal growth. In addition, we may expand our service offerings to include a higher proportion of value-added services, such as the preparation of fresh-cut produce, ripening, customized sorting and packing, direct-to-store delivery, and in-store merchandising and promotional support. This strategy would represent a significant departure from our traditional business of delivering our products to our customers through our supply chain. We may not be successful in anticipating the demand for these products and services or in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services.

If we are not successful in our diversification efforts, our business, financial condition, or results of operations could be materially and adversely affected.

Our acquisition and expansion strategy may not be successful.

Our growth strategy may be based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms, or integrating any newly acquired or expanded business with our current operations. We may issue additional shares of our common stock, incur long-term or short-term indebtedness, spend cash, or use a combination of these for all or part of the consideration paid in future acquisitions or expansion of our operations. The execution of our acquisition and expansion strategy could entail repositioning or similar actions that in turn require us to record impairments and other charges. Any such charges would reduce our earnings.

Any substantial increase in business activities will require skilled management of growth.

If we have the opportunity to commercialize new products, our success will depend on our ability to manage continued growth, including: integrating new employees and independent contractors; formulating strategic alliances, joint ventures, or other collaborative arrangements with third parties; commercializing and marketing proposed products and services; and monitoring and managing these relationships on a long-term basis. If our management is unable to integrate these resources and manage growth effectively, the quality of our products and services, our ability to retain key personnel, and the results of our operations would be materially and adversely affected.

Obtaining debt financing could limit our financial and operating flexibility and subject us to other risks.

Our ability to obtain debt financing on acceptable terms, if at all, in the future for working capital, capital expenditures, or acquisitions may be limited either by financial considerations or covenants in existing debt agreements.

Our ability to meet our financial obligations will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, and other factors, some of which are beyond our control. Our ability to meet our financial obligations also may be adversely affected by the seasonal nature of our business, the cyclical nature of agricultural commodity prices, and the susceptibility of our product sourcing to crop disease, severe weather, and other adverse environmental conditions and other factors.

If we were unable to meet our financial obligations, we would be forced to pursue one or more alternative strategies, such as selling assets, incurring debt, or seeking additional equity capital, which could be unsuccessful. Additional sales of our equity capital could substantially dilute the ownership interest of existing shareholders.

Our success depends on the services of our senior executives, the loss of whom could disrupt our operations.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We may not be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

We are controlled by our principal shareholders.

Two of our officers and directors are our principal shareholders. As of June 7 , 2019, together they directly own 70.6% of our outstanding shares of common stock. We expect these principal shareholders to continue to use their interest in our common stock: to significantly influence the direction of our management, the election of our entire board of directors, and the method and timing of the payment of dividends; to determine substantially all other matters requiring shareholder approval; and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring, or preventing a change in control, may discourage bids for our common stock at a premium over their market price, and may otherwise adversely affect the market price of our common stock.

Trading on the Over the Counter markets may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our common stock is quoted on the OTC Pink Marketplace owned and operated by the OTC Markets Group Inc. and the OTC Pink Sheet service of the Financial Industry Regulatory Authority (“FINRA”) under the symbol TWGL. Trading in stock quoted on over-the-counter markets is often thin, volatile, and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the over-the-counter markets are not a stock exchange, and trading of securities on the over-the-counter markets is often more sporadic than the trading of securities listed on other stock exchanges such as the Nasdaq Stock Market, New York Stock Exchange, or American Stock Exchange. Accordingly, our stockholders may have difficulty reselling any of their shares.

Penny stock regulations will impose certain restrictions on resales of our securities, which may cause an investor to lose some or all of its investment.

The U.S. Securities and Exchange Commission has adopted regulations that generally define a “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share that is not traded on a national securities exchange or that has an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers that sell these securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction before the purchase. Further, if the price of the stock is below $5.00 per share and the issuer does not have $2.0 million or more net tangible assets or is not listed on a registered national securities exchange, sales of that stock in the secondary trading market are subject to certain additional rules promulgated by the U.S. Securities and Exchange Commission. These rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, and disclosure of the compensation to the broker-dealer and the salesperson working for the broker-dealer in connection with the transaction. These rules and regulations may affect the ability of broker-dealers to sell our common stock, thereby effectively limiting the liquidity of our common stock. These rules may also adversely affect the ability of persons that acquire our common stock to resell their securities in any trading market that may exist at the time of such intended sale.

ITEM 2. FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with the audited and unaudited financial statements and the notes to those statements included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. You should specifically consider the various risk factors identified in this registration statement that could cause actual results to differ materially from those anticipated in these forward-looking statements.

Results of Operations

Comparison of Years Ended December 31, 2018 and 2017

Sales and Cost of Sales

We had revenue for the year ended December 31, 2018, of $12,279,774, as compared to $14,872,980 for the year ended December 31, 2017, a decrease of 17% year over year. Our corresponding cost of revenues for the year ended December 31, 2018, was $11,668,496, as compared to $14,217,768 for the year ended December 31, 2017, a decrease of 18% year over year. Gross profit for the same periods was $611,278 and $655,212, respectively, a decrease of 7% year over year. These changes in revenue, costs, and gross profit resulted primarily from a reduction in sales, the largest contributor to reduced revenues and profits. Our case sales of products declined approximately 14% as a result of displaced business that was not recaptured, and we had 44% fewer freight sales in 2018 due to our customers arranging their freight in-house and not through us.

Operating Expenses

Operating expenses for the years ended December 31, 2018 and 2017, consist of the following:

General and administrative expenses of $143,515 and $111,418, respectively, an increase of 29% year over year. Some of our larger general and administrative expenses include rent, insurance, telephone, and dues and subscriptions (which consisted of monthly office subscriptions, server/cloud hosting, electronic data interchange fees). The increase in the current year is principally due to $16,071 for promotional expenses, $17,565 for professional fees, and $3,053 for insurance expense.

Business development expenses of $44,778 and $44,460, respectively. Business development expenses consisted of local community financial contributions, meetings with customers and suppliers, and annual fees charged for corporate-sponsored meetings and events.

Salaries and wages of $295,148 and $283,299, respectively, an increase of 4% year over year. Wages were slightly higher in the current year due to employee raises.

Sales/marketing expenses of $32,329 and $18,683, respectively, an increase of 73% year over year. Sales and marking expense was higher in the current year as we incurred more expense related to travel to visit customer locations throughout the year.

Payroll taxes of $22,217 and $22,107, respectively. Our payroll taxes have remained consistent compared to the prior year.

Operating income for the years ended December 31, 2018 and 2017, was $73,291 and $175,245, respectively, a decrease of 58% year over year. The decrease in operating income was mainly due to a decrease in revenues and increases in general and administrative expenses and salaries and wages.

Other Income

Other income of $20,323 for the year ended December 31, 2018, primarily consisted of $15,799 of interest income and expense, $3,952 of income related to vendor discounts, $572 of dividend income, as compared to $29,344 for the year ended December 31, 2017, which primarily consisted of $5,940 of interest income and expense, $9,981 of income related to vendor discounts, and $13,423 of promotional income. Other income decreased 31% year over year primarily as a result of the absence of promotional income in the current year.

Liquidity and Capital Resources

As of December 31, 2018, we had working capital of $646,229, up from working capital of $570,684 as of December 31, 2017. Our current assets of $1,499,104 consisted mainly of accounts receivable and cash. We had retained earnings of $608,429 as of December 31, 2018, up from retained earnings of $547,227 as of December 31, 2017.

Net income for the years ended December 31, 2018 and 2017, was $61,202 and $129,820, respectively. Operating activities used net cash of $68,534 for the year ended December 31, 2018, as compared to providing net cash of $232,825 for the year ended December 31, 2017. Financing activities provided net cash of $4,830 during the year ended December 31, 2017. We had a cash balance of $611,497 and $680,031 as of December 31, 2018 and 2017, respectively. The cash decrease period over period is a result of an increase in accounts payable, a decrease in income tax payable, and an increase in income tax receivable offset by a decrease in accounts receivable.

Our monthly operating costs average approximately $40,000 per month. We plan to continue to fund our operations through the cash flow from our operations.

Comparison of the Three Months Ended March 31, 2019 and 2018

Sales and Cost of Sales

We had revenue for the three months ended March 31, 2019, of $2,947,396, as compared to $3,000,741 for three months ended March 31, 2018, a decrease of 2% period over period. Our corresponding cost of revenues for the three months ended March 31, 2019, was $2,778,915, as compared to $2,855,626 for the three months ended March 31, 2018, a decrease of 3% period over period. Gross profit for the same periods was $168,481 and $145,115, respectively, a decrease of 16.1%. The decrease in our gross margin is due to a decrease to our promotional expense in cost of revenue. These changes in revenue and costs were not material.

Operating Expenses

Operating expenses for the three months ended March 31, 2019 and 2018, consist of the following:

General and administrative expenses were $48,662 and $51,481, respectively, a difference of 5.5% period over period. Some of our larger general and administrative expenses include professional fees, rent, insurance, telephone, and dues and subscriptions (which consisted of monthly office subscriptions, server/cloud hosting, electronic data interchange fees).

Business development expenses were $21,392 and $11,001, respectively, an increase of 94%, as a result of an annual fee paid to our merchandiser and overall increases to our general business activity. Business development expenses consist of local community financial contributions, meetings with customers and suppliers, and annual fees charged for corporate-sponsored meetings and events.

Salaries and wages were $70,931 and $68,330, respectively. Wages were slightly higher due to recent employee raises.

Sales/marketing expenses were $12,845 and $13,591, respectively.

Payroll taxes were $5,512 and $5,359, respectively. Payroll taxes were slightly higher due to the recent increase in salaries/wages.

For the above reasons, we had income from operations of $9,139 for the three months ended March 31, 2019, as compared to a loss of $4,647 from operations for the comparable period in 2018.

Other Income

Other income for the three months ended March 31, 2019 and 2018, was $5,317 and $1,606, respectively, a 231% increase period over period. Other income consists primarily of interest income.

Liquidity and Capital Resources

As of March 31, 2019, we had working capital of $660,685, slightly up from working capital of $646,229 at December 31, 2018. Our current assets of $1,763,955 consisted mainly of accounts receivable and cash. We had retained earnings of $622,885 as of March 31, 2019, up from retained earnings of $608,429 as of December 31, 2018.

Net income for the three months ended March 31, 2019 was $14,456, compared to a net loss of $3,041 for the three months ended March 31, 2018. Operating activities provided net cash of $14,930 for the three months ended March 31, 2019, as compared to net cash used of $9,695 for the same period in 2018. Financing activities used net cash of $4,500 during the three months ended March 31, 2019, as compared to $0 for the same period in 2018. We had a cash balance of $621,927 and $670,036 as of March 31, 2019 and 2018, respectively. The cash decrease period over period is a result of our increased activities, which culminated in a $17,901 difference between our accounts payable offset by our accounts receivable, among other things, and an income tax payable of $19,139 in the first quarter of 2019. During the first quarter of 2019, we actually sold fewer cases of commodities; however, the average price of the commodities sold increased $1.98 per case over the previous quarter, causing an increase in revenue, which directly affected and increased our accounts payable and accounts receivable. Fresh produce prices are established by supply and demand. Historically, prices rise through the first and second quarter of the year, and then drop during the third and fourth quarters.

Our monthly operating costs average approximately $40,000 per month , which are hard costs and unaffected by revenue fluctuations from market conditions. We plan to continue to fund our operations through the cash flow from our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see the notes to our December 31, 2018, financial statements. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. We cannot assure that actual results will not differ from those estimates.

Revenue Recognition and Cost of Goods Sold

During the 2018 fiscal year, we followed Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 605-10-S99-1, Revenue Recognition, for revenue recognition. We recognized revenue when it was realized or realizable and earned. We consider revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the product has been shipped or the services have been rendered to the customer; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Effective January 1, 2018, we adopted ASC Topic 606, “Revenue from Contracts with Customers.” Under ASC Topic 606, we recognize revenue from the commercial sales of products and licensing agreements by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Our shipping terms typically specify FOB origination, at which time title and risk of loss have passed on to the customer as well as shipping and handling fees. Shipping and handling costs and fees are treated as a delivered load. On a delivered load versus an FOB load, we take the billing and pay the carriers. We contract with the carrier and, therefore, handle the shipping and handling charges and treat it as a “delivered sale.”

Income Taxes

We adopted ASC Topic 740-10-25, Income Taxes—Recognition, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC Topic 740-10-25, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC Topic 740-10-25 also provides guidance on derecognition, classification, interest and penalties on income taxes, and accounting in interim periods and requires increased disclosures. We had no material adjustments to our liabilities for unrecognized income tax benefits according to the provisions of ASC Topic 740-10-25.

Share-based Expenses or Stock Based Compensation

We follow ASC Topic 718, Compensation—Stock Compensation, which prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

We account for stock-based compensation issued to nonemployees and consultants in accordance with the provisions of ASC Topic 505-50, Equity-Based Payments to Non-Employees. Measurement of share-based payment transactions with nonemployees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-02, Leases (Topic 842). The ASU requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. This new guidance will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, and early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that require adoption and that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

ITEM 3. PROPERTIES

We lease our Heyburn, Idaho facilities and office from Whistling Pete Enterprises, d/b/a Legacy Center, an Idaho limited liability company. The triple net lease, which commenced March 2, 2009, is a year-to-year lease. We pay $1,200 per month in rent, plus our proportionate share of utilities, taxes, and common area maintenance expense, for 1,800 square feet of office and warehouse space. Whistling Pete Enterprises is owned 50% by Mark D. Williams, our president and director. We believe the terms of this lease are similar to those that we could negotiate in an arm’s-length transaction with an unrelated third party

We believe that the facilities and equipment described above are generally in good condition, well maintained, and suitable and adequate for our current and projected operating needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 7 , 2019, respecting the beneficial ownership of our outstanding common stock by: (i) any holder of more than 5%; (ii) each of the Named Executive Officers (defined as any person who was principal executive officer during the preceding fiscal year and each other highest compensated executive officers earning more than $100,000 during the last fiscal year) and directors; and (iii) our directors and Named Executive Officers as a group, based on 12,425,420 shares of common stock outstanding:

Name of Person or Group(1)	Nature of Ownership	Amount	Percent

Principal Stockholders:
Estate of Robert T. Williams(2)	Common stock	2,161,908	17.4%

Mark D. Williams	Common stock	5,589,222	45.0

Colin Gibson	Common stock	3,185,670	25.6

Directors:
Mark D. Williams	Common stock	5,589,222	45.0

Colin Gibson	Common stock	3,185,670	25.6

All Executive Officers and Directors as a Group (2 persons):	Common Stock	8,774,892	70.6%

_______________

(1)Address for all stockholders is 480 22nd Street, Box 2, Heyburn, ID 83336.

(2)Mr. Williams died on September 6, 2018. His shares are in the process of being transferred to his spouse, Joanne Williams.

The persons named in the above table have sole voting and dispositive power respecting all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership is determined according to the rules of the U.S. Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power over that security. Each director, officer, or 5% or more stockholder, as the case may be, has furnished the information respecting beneficial ownership.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Title	Tenure

Mark D. Williams	55	President, Chief Executive and Financial Officer, Director	Since 2004
Colin Gibson	44	Vice President and Director	Since 2014

Mark Williams

Mark Williams has been our president, chief executive officer, and a director since 2004. Mark moved to the mountains of Southern Idaho when he was 15. He completed high school and attended Boise State University while working as a farm manager during the summer months. Mark enlisted and served in the U.S. Air Force, which led to a decade of work as a Federal Agent for the Department of Justice. In 1994, Mark returned to Idaho and joined his father at the newly formed 20/20 Produce Sales, Inc. Mark and his father successfully developed and implemented their vision for 20/20 Produce.

Colin Gibson

Colin Gibson is our vice president and a director. Colin grew up farming and ranching in Southern Idaho. He attended the University of Idaho and earned his degree in Agricultural economics in 1997. Colin began his career in 1997, in North Dakota, as a sales representative for Syngenta Corporation, one of the largest agricultural chemical companies in the United States. After several promotions, he was relocated back to Idaho, where he excelled in his career with Syngenta until joining 20/20 Produce in 2003. Colin brings experience from multiple sectors of the agricultural market to our business. He has been a great asset to the 20/20 Produce team, and his friendly, outgoing personality makes him a favorite with our customers.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for each of our last two completed fiscal years, the dollar value of all cash and noncash compensation earned by any person who was our principal executive officer and each of our three most highly compensated other executive officers or persons who were serving in such capacities during the preceding fiscal year (“Named Executive Officers”):

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Awards ($)	Non Equity Incentive Plan Compen- sation	Change in Pension Value and Non-Qualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Mark D. Williams	2018	83,542	5,000	-	-	-	-	1,600	90,142
President and CEO	2017	80,000	-	-	-	-	-	1,710	81,710
Colin Gibson	2018	85,000	5,000	-	-	-	-	1,700	91,400
Vice President	2017	85,000	-	-	-	-	-	1,764	86,764

Executive Employment Agreements

We do not have employment agreements with our executive officers.

Outstanding Equity Awards at Fiscal Year End

We do not have outstanding equity awards, pension plans, or any other pension benefits, and there are no potential change-of-control payouts to any person.

We do not provide long-term incentives, any stock options or awards, or any kind of additional equity awards.

Director Compensation

We do not compensate our directors for attendance at our board meetings.

Employee Benefits

In August 2014, we adopted a Premier Select Simple IRA Plan for our employees, which is available to certain eligible employees. We contribute 2% of compensation, not to exceed certain limits, for employees who participate in the IRA plan. In 2018, we contributed $1,700 under the IRA plan for Colin Gibson and $1,600 under the IRA plan for Mark Williams. In 2017, we contributed $1,764 under the IRA plan for Colin Gibson and $1,710 under the IRA plan for Mark Williams.

ITEM 7. CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information is set forth below for any transaction during the three years ended December 31, 2018, to which we were a party and in which any of our officers and directors or any holder of more than 10% of any class of our stock had or is deemed to have a material interest.

Related-Party Transactions

We lease 1,800 square feet of office and warehouse space from Whistling Pete Enterprises, d/b/a Legacy Center, an Idaho limited liability company, under a year-to-year lease that commenced March 2, 2009. We currently pay $1,200 per month, plus utilities. Whistling Pete Enterprises is owned 50% by Mark Williams, our president and a director. We paid lease payments under this lease of $18,635 for the year ended December 31, 2018; $17,387 for the year ended December 31, 2017; and $17,332 for the year ended December 31, 2016. We believe the terms of this lease are similar to those that we could negotiate in an arm’s-length transaction with an unrelated third party.

In April 2018, we issued 196,862 shares of common stock to Robert Williams, 501,999 shares of common stock to Mark Williams, and 285,451 shares of common stock to Colin Gibson, all directors of the company. The shares were issued as reimbursements for personally owned shares they transferred under a Master Service Agreement, which should have been issued by us from our authorized common stock. See Item 10.

Director Independence

Under the definition of independent directors found in Nasdaq Rule 5605(a)(2), which is the definition we have chosen to apply, none of our directors is independent.

ITEM 8. LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S
COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the Pink tier of the OTC Markets Group under the trading symbol “TWGL.” These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions. Since our inception, the sporadic trading activity in our common stock and the price fluctuations have been volatile, and we cannot assure that any market for our common stock will be maintained.

The following table sets forth the range of low and high closing sale prices for our common stock for each of the periods indicated as reported and summarized by the Pink tier of the OTC Markets Group:

	Low	High
2019:
Second Quarter (through June 7 , 2019)	$0.17	$0.39
First Quarter	0.39	0.40

2018:
Fourth Quarter	0.25	0.35
Third Quarter	0.25	0.30
Second Quarter	0.40	0.80
First Quarter	0.05	0.05

2017:
Fourth Quarter	--	--
Third Quarter	--	--
Second Quarter	--	--
First Quarter	0.03	0.45

On April 23, 2019, the closing price was $0.168 per share for the most recent sale of our common stock on the Pink tier of the OTC Markets Group. We have approximately 110 stockholders of record of our common stock. As of June 7 , 2019, we had 12,425,420 shares of our common stock issued and outstanding.

Holders of shares of common stock are entitled to receive dividends for our common stock when, as, and if declared by the board of directors out of funds legally available therefor. We have not paid any dividends on our common stock and intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future revenues, capital requirements, overall financial condition, and such other factors as our board of directors deems relevant.

Penny Stock Rules

Our shares of common stock are subject to the “penny stock” and other rules of the Securities Exchange Act of 1934, as amended. In general terms, “penny stock” is defined as any equity security that has a market price less than $5.00 per share that is not traded on a national securities exchange or that has an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers that sell these securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse).

Transactions covered by these rules are subject to additional sales practice requirements, including the broker-dealer must make a special suitability determination for the purchase of these securities and have received the purchaser’s written consent to the transaction before the purchase. These rules may restrict the ability of broker-dealers to trade or maintain a market in our common stock, to the extent it is penny stock, and may affect the ability of stockholders to sell their shares.

Equity Compensation Plan

We do not have any equity compensation plans.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

We have issued the following securities in the three years before filing this registration statement:

On July 18, 2016, we entered into a Master Service Agreement with Myron Gruenberg under which Mr. Gruenberg was engaged to assist us with our business development and our filing of a registration statement to enable us to become a fully reporting publicly traded company under the Securities Exchange Act of 1934, as amended. The total compensation under the agreement was an aggregate of 984,312 shares of our restricted common stock to vest as follows: (i) 273,420 shares on execution (certificate No. 538); (ii) 273,420 shares on the filing of the Form 10 or similar registration statement (certificate No. 539); and (iii) 437,472 shares on the effective date of the registration statement (certificate No. 540). On August 19, 2016, certificates for the shares were issued and delivered to Mr. Gruenberg. The certificates for the shares referenced in (ii) and (iii) above were held in escrow by Mr. Gruenberg’s attorney.

On October 22, 2018, we terminated the agreement (effective on November 23, 2018), for Mr. Gruenberg’s failure to provide the services required under the agreement, and we demanded return of the certificates referenced in (ii) and (iii) above as they had not been earned or vested under the terms of the agreement. On November 16, 2018, certificates Nos. 539 and 540 were returned and cancelled by our transfer agent.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. As of June 7 , 2019, we had 12,425,420 shares of common stock issued and outstanding and no shares of preferred stock were issued and outstanding.

Each share of common stock entitles the holder thereof to one vote on each matter submitted to a vote at a meeting of the stockholders. All of our common stock is of the same class and has the same rights and preferences. Our capital stock is issued as fully paid, and the private property of the stockholders is not liable for our debts, obligations, or liabilities. Our fully paid stock is not liable to any further call of assessment.

Holders of our common stock are entitled to receive the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution, or winding up of our company, holders of our common stock would be entitled to distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding securities.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Subsection 1 of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he is not liable pursuant to Section 78.138 of the Nevada Revised Statutes or if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and for any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.138 of the Nevada Revised Statutes provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Article VIII of our bylaws provides that we will indemnify any officer or director and may indemnify any other person to the fullest extent permitted by law as the same exists or may hereafter be amended (but in the case of any amendment, only to the extent that such amendment permits the corporation to provide broader indemnification than was permitted before such amendment). Further, to the extent permitted by the Nevada Revised Statutes, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding will be paid by us in advance of the final disposition of such action, suit, or proceeding on receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by us. Such expenses incurred by other employees and agents may be so paid on such terms and conditions, if any, as our board of directors deems appropriate.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 below.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)The following financial statements are filed as part of this registration statement:

Page
Audited Consolidated Financial Statements for the Years
Ended December 31, 2018 and 2017:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2018 and 2017	F-3
Consolidated Statements of Operations for the Years Ended
December 31, 2018 and 2017	F-4
Consolidated Statements of Changes in Stockholders’ Deficit
Years Ended December 31, 2018 and 2017	F-5
Consolidated Statements of Cash Flows for the Years Ended
December 31, 2018 and 2017	F-6
Notes to the Consolidated Financial Statements	F-7

Consolidated Interim Financial Statements for the Three Months
Ended March 31, 2019 and 2018:
Condensed Consolidated Balance Sheets as of March 31, 2019 (unaudited)
and December 31, 2018	F-13
Condensed Consolidated Statements of Operations for the
Three Months Ended March 31, 2019 and 2018 (unaudited)	F-14
Condensed Consolidated Statements of Changes in Stockholders’ Equity
for the Three Months Ended March 31, 2019 and 2018 (unaudited)	F-15
Condensed Consolidated Statements of Cash Flows for the
Three Months Ended March 31, 2019 and 2018 (unaudited)	F-16
Notes to the Unaudited Condensed Consolidated Financial Statements	F-17

(b)The following exhibits are filed as part of this registration statement:

Exhibit Number*	Title of Document	Location

Item 2.	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
2.01	Exchange Agreement and Plan of Reorganization by and among RM Investors, Inc., 20/20 Produce Sales, Inc., and Stockholders of 20/20 Produce Sales, Inc. dated March 14, 2014	Incorporated by reference from the registration statement on Form 10 filed April 15, 2019

Item 3.	Articles of Incorporation and Bylaws
3.01	Amended and Restated Articles of Incorporation of 20/20 Global, Inc.	Incorporated by reference from the registration statement on Form 10 filed April 15, 2019

3.02	Bylaws of 20/20 Global, Inc.	Incorporated by reference from the registration statement on Form 10 filed April 15, 2019
Item 4.	Instruments Defining the Rights of Security Holders, Including Debentures
4.01	Specimen stock certificate	Incorporated by reference from the registration statement on Form 10 filed April 15, 2019

Item 10.	Material Contracts
10.01	License Agreement with Markon Cooperative dated June 27, 2016	Incorporated by reference from the registration statement on Form 10 filed April 15, 2019

10.02	Produce Fixed-Term Purchase Agreement dated February 29, 2016	Incorporated by reference from the registration statement on Form 10 filed April 15, 2019

10.03	Supplier Authorization Agreement dated February 29, 2016	Incorporated by reference from the registration statement on Form 10 filed April 15, 2019

Item 21.	Subsidiaries of the Registrant
21.01	Schedule of Subsidiaries	Incorporated by reference from the registration statement on Form 10 filed April 15, 2019

_______________

*All exhibits are numbered with the number preceding the decimal indicating the applicable SEC reference number in Item 601 and the number following the decimal indicating the sequence of the particular document.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

20/20 GLOBAL, INC.

Date: June 7 , 2019	By:	/s/ Mark D. Williams
Mark D. Williams, President,
Chief Executive Officer (Principal Executive
Officer, Principal Financial Officer)

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements for the Years
Ended December 31, 2018 and 2017:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2018 and 2017	F-3
Consolidated Statements of Operations for the Years Ended
December 31, 2018 and 2017	F-4
Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2018 and 2017	F-5
Consolidated Statements of Cash Flows for the Years Ended
December 31, 2018 and 2017	F-6
Notes to the Consolidated Financial Statements	F-7

Consolidated Interim Financial Statements for the Three Months
Ended March 31, 2019 and 2018:
Condensed Consolidated Balance Sheets as of March 31, 2019 (unaudited)
and December 31, 2018	F-13
Condensed Consolidated Statements of Operations for the
Three Months Ended March 31, 2019 and 2018 (unaudited)	F-14
Condensed Consolidated Statements of Changes in Stockholders’ Equity
for the Three Months Ended March 31, 2019 and 2018 (unaudited)	F-15
Condensed Consolidated Statements of Cash Flows for the
Three Months Ended March 31, 2019 and 2018 (unaudited)	F-16
Notes to the Unaudited Condensed Consolidated Financial Statements	F-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

20/20 Global, Inc.

Heyburn, ID 83336

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 20/20 Global, Inc. (the Company) as of December 31, 2018 and 2017, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company’s auditor since 2016.

Pinnacle Accountancy Group of Utah

Farmington, Utah

April 9, 2019

20/20 GLOBAL, INC.
Consolidated Balance Sheets

	December 31,
	2018	2017

ASSETS
Current assets:
Cash in bank	$611,497	$680,031
Accounts receivable	811,761	784,025
Prepaid expenses	3,137	2,553
Other deposits	56,116	-
Inventory	16,593	12,796
Total current assets	1,499,104	1,479,405

Property, plant and equipment net	871	1,543

TOTAL ASSETS	$1,499,975	$1,480,948

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$799,397	$858,549
Liability for unissued shares - officers	-	13,671
Accrued liabilities	3,238	-
Income tax payable	50,240	36,501
Total current liabilities	852,875	908,721

TOTAL LIABILITIES	852,875	908,721

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value; 5,000,000 shares
authorized and no shares issued or outstanding as
December 31, 2018 and 2017	-	-
Common stock, $0.001 par value; 100,000,000 shares
authorized; 12,425,420 and 12,152,000 shares issued at
December 31, 2018 and December 31, 2017, respectively,	12,425	12,152
Additional paid-in capital	26,246	12,848
Retained earnings	608,429	547,227

TOTAL STOCKHOLDERS’ EQUITY	647,100	572,227

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,499,975	$1,480,948

See accompanying notes to the audited consolidated financial statements.

20/20 GLOBAL, INC.
Consolidated Statements of Operations

	For the Years Ended December 31,
	2018	2017

Revenue	$12,279,774	$14,872,980
Cost of revenues	11,668,496	14,217,768
Gross profit	611,278	655,212

Operating Expenses:
General and administration expenses	143,515	111,418
Business development	44,778	44,460
Salaries and wages	295,148	283,299
Sales/marketing expense	32,329	18,683
Taxes - payroll	22,217	22,107
Total operating expense	537,987	479,967

Income from Operations	73,291	175,245

Other Income (Expense):
Interest income	15,918	5,962
Interest expense	(119)	(22)
Miscellaneous income	3,952	9,981
Dividend income	572	-
Promotional Income	-	13,423
Total other income	20,323	29,344

Income before provision for income tax	93,614	204,589
Provision for income tax expense	(32,412)	(74,769)

Net income	$61,202	$129,820

Basic and fully diluted earnings per share	$0.00	$0.00

Weighted average shares outstanding - basic and diluted	12,845,053	12,152,000

See accompanying notes to the audited consolidated financial statements.

20/20 Global, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
As of December 31, 2018 and 2017

					Additional
	Preferred Stock		Common Stock		Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings	Total

Balance, December 31, 2016	-	$-	12,152,000	$12,152	$12,848	$417,407	$442,407

Net income, year ended December 31, 2017	-	-	-	-	-	129,820	129,820
Balance, December 31, 2017	-	-	12,152,000	12,152	12,848	547,227	572,227

Common shares issued to directors for reimbursement	-	-	984,312	984	12,687	-	13,671
Common shares cancelled	-	-	(710,892)	(711)	711	-	-
Net income, year ended December 31, 2018	-	-	-	-	-	61,202	61,202
Balance, December 31, 2018	-	$-	12,425,420	$12,425	$26,246	$608,429	$647,100

See accompanying notes to the audited consolidated financial statements.

20/20 GLOBAL, INC.
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2018	2017

Cash Flows from Operating Activities:
Net income	$61,202	$129,820
Adjustments to reconcile change in net income
to net cash provided by operating activities
Depreciation expense	672	897
Change in assets and liabilities:
Accounts receivable	(27,736)	(85,713)
Other deposits	(56,116)	34,201
Accounts payable and accrued liabilities	(55,914)	128,670
Income tax payable	13,739	36,501
Inventory and prepaid expenses	(4,381)	(11,551)
Net cash provided (used) by operating activities	(68,534)	232,825

Cash Flows from Financing Activities:
Proceeds from notes receivable	-	4,830
Net cash provided by financing activities	-	4,830

Net increase (decrease) in cash	(68,534)	237,655
Cash at beginning of year	680,031	442,376
Cash at end of year	$611,497	$680,031

Supplemental Cash Flow Information
Cash paid for interest	$119	$22
Cash paid for income taxes	$97,134	$1,777

Noncash Investing and Financing Activities
Common stock issued to settle liability for unissued shares	$13,671	$-

See accompanying notes to the audited consolidated financial statements.

20/20 GLOBAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization and Business Activity

We were incorporated in Nevada on January 21, 2000, under the name RM Investors, Inc. On March 15, 2014, under the terms of an Exchange Agreement and Plan of Reorganization, we acquired 100% of the issued and outstanding shares of our subsidiary 20/20 Produce Sales, Inc., an Idaho corporation that was incorporated on December 22, 1994. Our business operations are conducted through our wholly owned subsidiary. In connection with this reorganization, we obtained a new CUSIP number for our common stock, FINRA approval of our name change from RM Investors, Inc. to 20/20 Global, Inc. and a new trading symbol for our shares on the OTC market place, and effected a 2-for-1 forward split of the then issued and outstanding shares of our common stock.

We are a supplier of apples, potatoes, seasonal vegetables, consolidated citrus, and transportation solutions in the food industry. We ship from 10 separate geographical locations across the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of 20/20 Global, Inc. and our wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our financial statements include, when applicable, disclosures of estimates, assumptions, uncertainties, and markets that could affect our financial statements and future operations.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of less than three months, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value, to be cash equivalents.

Accounts Receivable and Doubtful Accounts

Accounts receivable is stated at invoice value, which is net of any off-invoice promotions. A provision for doubtful accounts is recorded and based upon an assessment of credit risk within the accounts receivable portfolio, experience of delinquencies and charge-offs, and current market conditions. Management believes these provisions are adequate based upon the relevant information presently available. The allowance provided for the years ending December 31, 2018 and 2017, were $0 and $0, respectively. The write-offs for such years were $0 and $315, respectively.

Inventory

Substantially all inventories are stated at cost at the lower of first-in, first-out method or market. Inventory consists of packaging and raw materials.

Fixed Assets and Depreciation

Property, plant, and equipment are stated at cost. For financial reporting, we provide for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $672 and $897 in 2018 and 2017, respectively. The estimated useful lives are as follows: buildings and improvements—30 years; machinery and equipment—10-15 years; computer software—3-5 years; vehicles—3-7 years; and land improvements—10-20 years. We assess our long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were no impairment losses in 2018 and 2017.

Revenue Recognition

Effective January 1, 2018, we adopted Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” Under ASC Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods. The company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the company satisfies each performance obligation.

The company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC Topic 606 at contract inception, the company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

There was no impact on our financial statements as a result of adopting Topic 606 for the years ended December 31, 2018 and 2017.

Our shipping terms typically specify FOB origination, at which time title and risk of loss have passed on to the customer as well as shipping and handling fees. Shipping and handling costs and fees are treated as a delivered load. On a delivered load versus an FOB load, we actually take the billing and pay the carriers. We contract with the carrier and, therefore, handle the shipping and handling charges and treat it as a “delivered sale.”

Sales to our largest customer amounted to approximately 67% of our total net sales in 2017, and our top two customers collectively accounted for approximately 89% of our total net sales. Our largest customer amounted to approximately 67% of our total accounts receivable as of December 31, 2017.

Sales to our largest customer amounted to approximately 66% of our total net sales in 2018, and our top two customers collectively accounted for approximately 91% of our total net sales. Our largest customer amounted to approximately 39% of our total accounts receivable as of December 31, 2018.

Income Taxes

We have no deferred income taxes. We account for unrecognized tax benefits based upon our assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We report a liability for unrecognized tax benefits resulting from unrecognized tax benefits taken or expected to be taken in a tax return and recognize interest and penalties, if any, related to our unrecognized tax benefits in income tax expense.

Share-based Expenses or Stock Based Compensation

ASC Topic 718 “Compensation–Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

We account for stock-based compensation issued to nonemployees and consultants in accordance with the provisions of ASC Topic 505-50, “Equity–Based Payments to Non-Employees.” Measurement of share-based payment transactions with nonemployees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Income per Share

Basic income per common share equals net income divided by weighted average common shares outstanding during the period. Diluted income per share includes the impact on dilution from all contingently issuable shares, including options, warrants, and convertible securities. The common stock equivalents from contingent shares are determined by the treasury stock method.

We had no potentially dilutive securities as of December 31, 2018 and 2017.

Recent Accounting Pronouncements

We do not expect the adoption of any recently issued accounting pronouncements to have a significant impact on our financial position, results of operations, or cash flows.

NOTE 3 – INCOME TAXES

We recognize the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. Recognized tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon ultimate settlement with a taxing authority. We have not taken a tax position that, if challenged, would have a material effect on the consolidated financial statements or the effective tax rate for the years ending December 31, 2018 and 2017.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act was enacted into law including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. We do not have any foreign earnings and, therefore, we do not anticipate the impact of a transition tax. We have remeasured our U.S. deferred tax assets at a statutory income tax rate of 21%.

We join in filing a consolidated income tax return with our subsidiary. We have allocated for federal income taxes by applying 21% and 34% for the years ended December 31, 2018 and 2017, respectively, and state income taxes by applying 7.4% to our taxable income.

We comply with GAAP, which requires the determination of deferred income taxes using an asset and liability approach, whereby deferred tax liabilities and assets are recognized for expected future tax consequences of temporary differences between carrying amounts and tax basis of asset and liabilities. Deferred balances are adjusted to reflect enacted changes in income tax rates. We do not have any deferred income taxes.

The provision for federal and state income taxes consists of the following components:

	2018	2017
Federal	$24,485	$59,597
State	6,927	15,172
Total	$32,412	$74,769

The reconciliation between income taxes at the U.S. federal and state statutory rates of approximately 28.4% and the amount recorded in the accompanying consolidated financial statements is as follows:

	2018	2017
Tax expense at U.S. federal statutory rate	$19,659	$69,560
Tax expense at state statutory rate	6,928	15,172
Other	5,825	(9,963)
Total	$32,412	$74,769

Each of the last three tax years we have been in operation is subject to examination by the Internal Revenue Service.

NOTE 4 – STOCKHOLDERS’ EQUITY

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. Each share of common stock entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

In April 2018, we issued 196,862 shares of common stock to Robert Williams, 501,999 shares of common stock to Mark Williams, and 285,451 shares of common stock to Colin Gibson, all directors of the company. The shares were issued as reimbursements for personally owned shares they transferred for the Master Services Agreement (Note 5). Stock for that agreement should have been issued by us from our authorized common stock.

NOTE 5 – MAJOR CONTRACTS

We entered into a Master Services Agreement on July 18, 2016, with a consultant to provide certain services to us as follows:

Advise and assist company in developing and implementing appropriate plans, including a business plan for and on behalf of the Company, and materials for the filing of a Form 10 registration statement or similar registration statement, as deemed advisable, and to provide that the Company become a reporting company, upon the filing of the registration statement and Form 8-A under the Exchange Act.

Advise and assist the Company in searching, research and developing and implementing acquisition and growth opportunities on a best effort basis. Upon a target or a growth opportunity being agreed upon, the parties will create an addendum to the Statement of Work for the consideration to be granted for the project at hand.

We agreed to compensate the consultant with shares of common stock based on accomplishments as follows:

(b) The shares upon issuance will vest as follows: 273,420 shares upon execution of this Statement of Work, 273,420 upon the filing of the Form 10 or similar registration statement, and 437,472 shares upon the Company effectively becoming a reporting company.

(c) Consultant agrees to lock up all of the shares for two years from the date of this Statement of Work and Consultant’s counsel shall hold such shares on behalf of the parties hereto. Upon completion of the two-year period, all of the shares will be eligible for Rule 144 as promulgated under the Securities Act of 1933, as amended, and the Company agrees to remove any appropriate legends on the certificates in accordance with the rules and regulations under the Securities Act of 1933, as amended. In the event the conditions for vesting do not occur, said certificates shall be returned at the direction of the Company.

Three of our directors transferred personally held shares related to this agreement, which were held in escrow. On execution of the Statement of Work, 273,420 shares were expensed at their fair market value and we recorded a liability for the unissued shares on the balance sheet for $13,671 as of December 31, 2018.

The Master Services Agreement contains other provisions, including the right to terminate, certain indemnities, confidentiality, and nonassignability.

On October 22, 2018, we terminated the Master Services Agreement (effective on November 23, 2018), for the consultant’s failure to provide the services required under the agreement, and we demanded return of the certificates that were held in escrow by his attorney as they had not been earned or vested under the terms of the agreement. On November 16, 2018, certificates nos. 539 and 540, totaling 710,892 shares, were returned and cancelled by our transfer agent.

NOTE 6 – RELATED-PARTY TRANSACTIONS

We lease our office from Whistling Pete Enterprises, d/b/a Legacy Center, an Idaho limited liability company. The lease, which commenced on March 2, 2009, presently is a year to year lease, and we currently pay $1,200 per month plus utilities. Whistling Pete Enterprises is owned 50% by Mark Williams, our president. Total lease payments were $18,635 during the year ended December 31, 2018, and $17,387 during the year ended December 31, 2017.

Refer to Note 4 for common stock issued to related parties.

NOTE 7 – EMPLOYER IRA PLAN

In August 2014, we adopted a Premier Select Simple IRA Plan, which covers all eligible employees who choose to participate. We contribute 2% of compensation, not to exceed certain limits, for employees who participate in the IRA Plan. During the years ended December 31, 2018 and 2017, we contributed $5,463 and $5,865, respectively, to the IRA Plan.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855, from the balance sheet date through the date the financial statements were available to be issued and has determined that no material subsequent events exist.

20/20 GLOBAL, INC. Condensed Consolidated Balance Sheets

	March 31, 2019	December 31, 2018
	(Unaudited)

ASSETS
Current assets:
Cash in bank	$621,927	$611,497
Accounts receivable	1,063,394	811,761
Prepaid expenses	2,046	3,137
Other deposits	56,000	56,116
Note receivable	4,500	-
Inventory	16,088	16,593
Total current assets	1,763,955	1,499,104

Property, plant and equipment net	871	871

TOTAL ASSETS	$1,764,826	$1,499,975

LIABILITIES & STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$1,067,120	$799,397
Liability for unissued shares - officers	-	-
Accrued liabilities	5,049	3,238
Income tax payable	31,101	50,240
Total current liabilities	1,103,270	852,875

TOTAL LIABILITIES	1,103,270	852,875

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value; 5,000,000 shares
authorized and no shares issued or outstanding as	-	-
Common stock, $0.001 par value; 100,000,000 shares
authorized; 12,425,420 and 12,425,420 shares issued at
March 31, 2019 and December 31, 2018, respectively,	12,425	12,425
Additional paid-in capital	26,246	26,246
Retained earnings	622,885	608,429

TOTAL STOCKHOLDERS’ EQUITY	661,556	647,100

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,764,826	$1,499,975

See accompanying notes to the unaudited condensed consolidated financial statements.

20/20 GLOBAL, INC. Condensed Consolidated Statements of Operations (unaudited)

	For the Three Months Ended March 31,
	2019	2018

Revenue	$2,947,396	$3,000,741
Cost of revenues	2,778,915	2,855,626
Gross profit	168,481	145,115

Operating Expenses:
General and administration expenses	48,662	51,481
Business development	21,392	11,001
Salaries and wages	70,931	68,330
Sales/marketing expense	12,845	13,591
Taxes - payroll	5,512	5,359
Total operating expenses	159,342	149,762

Income (loss) from Operations	9,139	(4,647)

Other Income (Expense):
Interest income	3,768	2,916
Interest expense	-	(20)
Miscellaneous income (expense)	1,549	(1,290)
Total other income	5,317	1,606

Income (loss) before provision for income tax	14,456	(3,041)
Provision for income tax expense	-	-

Net income (loss)	$14,456	$(3,041)

Basic and fully diluted earnings (loss) per share	$0.00	$(0.00)

Weighted average shares outstanding - basic and diluted	12,425,420	12,152,000

See accompanying notes to the unaudited condensed consolidated financial statements.

20/20 Global, Inc.
Condenses Consolidated Statements of Changes in Stockholders’ Equity
For the Three Months Ended March 31, 2018
(unaudited)

					Additional
	Preferred Stock		Common Stock		Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings	Total

Balance, December 31, 2017	-	$-	12,152,000	$12,152	$12,848	$547,227	$572,227
Net income, three months ended March 31, 2018	-	-	-	-	-	(3,041)	(3,041)
Balance, March 31, 2018	-	$-	12,152,000	$12,152	$12,848	$544,186	$569,186

See accompanying notes to the unaudited condensed consolidated financial statements.

20/20 Global, Inc.
Condenses Consolidated Statements of Changes in Stockholders’ Equity
For the Three Months Ended March 31, 2019
(unaudited)

					Additional
	Preferred Stock		Common Stock		Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings	Total

Balance, December 31, 2018	-	-	12,425,420	$12,425	$26,246	$608,429	$647,100
Net income, three months ended March 31, 2019	-	-	-	-	-	14,456	14,456
Balance, March 31, 2019	-	$-	12,425,420	$12,425	$26,246	$622,885	$661,556

See accompanying notes to the audited consolidated financial statements.

20/20 GLOBAL, INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the Three Months Ended
	March 31,
	2019	2018

Cash Flows from Operating Activities:
Net income (loss)	$14,456	$(3,041)
Change in assets and liabilities:
Accounts receivable	(251,633)	5,203
Accounts payable and accrued liabilities	269,534	7,950
Income tax payable	(19,139)	-
Liability for unissued shares	-	(13,371)
Inventory, prepaid expenses, and other receivables	1,712	(6,436)
Net cash provided by (used in) operating activities	14,930	(9,695)

Cash Flows from Financing Activities:
Issuance of notes receivable	(4,500)	-
Net cash used in financing activities	(4,500)	-

Net increase (decrease) in cash	10,430	(9,695)
Cash at beginning of period	611,497	680,031
Cash at end of period	$621,927	670,036

Supplemental Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$21,419	$-

See accompanying notes to the unaudited condensed consolidated financial statements.

20/20 GLOBAL, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2019

(Unaudited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization and Business Activity

We were incorporated in Nevada on January 21, 2000, under the name RM Investors, Inc. On March 15, 2014, under the terms of an Exchange Agreement and Plan of Reorganization, we acquired 100% of the issued and outstanding shares of our subsidiary 20/20 Produce Sales, Inc., an Idaho corporation that was incorporated on December 22, 1994. Our business operations are conducted through our wholly owned subsidiary. In connection with this reorganization, we obtained a new CUSIP number for our common stock, FINRA approval of our name change from RM Investors, Inc. to 20/20 Global, Inc. and a new trading symbol for our shares on the OTC market place, and effected a 2-for-1 forward split of the then issued and outstanding shares of our common stock.

We are a supplier of apples, potatoes, seasonal vegetables, consolidated citrus, and transportation solutions in the food industry. We ship from 10 separate geographical locations across the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2018. The results of the three months ended March 31, 2019, are not necessarily indicative of the results to be expected for the full year ending December 31, 2019.

In the opinion of management, all adjustments necessary to present fairly the financial position as of March 31, 2019, and the results of operations and cash flows presented herein have been included in the financial statements. All such adjustments are of a normal and recurring nature. Interim results are not necessarily indicative of results of operations for the full year.

Basis of Consolidation

The accompanying condensed consolidated financial statements include the accounts of 20/20 Global, Inc. and our wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our financial statements include, when applicable, disclosures of estimates, assumptions, uncertainties, and markets that could affect our financial statements and future operations.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value, to be cash equivalents.

Accounts Receivable and Doubtful Accounts

Accounts receivable is stated at invoice value, which is net of any off-invoice promotions. A provision for doubtful accounts is recorded and based upon an assessment of credit risk within the accounts receivable portfolio, experience of delinquencies and charge-offs, and current market conditions. Management believes these provisions are adequate based upon the relevant information presently available. The allowance provided for the three months ended March 31, 2019, and for the year ended December 31, 2018, was $0 and $0, respectively. The write-offs for the three months ended March 31, 2019 and 2018, were $0 and $0, respectively.

Revenue Recognition

Effective January 1, 2018, we adopted Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” Under ASC Topic 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods. The company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the company satisfies each performance obligation.

The company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC Topic 606 at contract inception, the company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

There was no impact on our financial statements as a result of adopting Topic 606 for the three months ended March 31, 2019 and 2018.

Our shipping terms typically specify FOB origination, at which time title and risk of loss have passed on to the customer as well as shipping and handling fees. Shipping and handling costs and fees are treated as a delivered load. On a delivered load versus an FOB load, we actually take the billing and pay the carriers. We contract with the carrier and, therefore, handle the shipping and handling charges and treat it as a “delivered sale.”

Sales to our largest customer amounted to approximately 77% of our total net sales for the three months ended March 31, 2018, and our top two customers collectively accounted for approximately 96% of our total net sales. Our largest customer amounted to approximately 58% of our total accounts receivable as of March 31, 2018.

Sales to our largest customer amounted to approximately 60% of our total net sales for the three months ended March 31, 2019, and our top two customers collectively accounted for approximately 96% of our total net sales. Our largest customer amounted to approximately 67% of our total accounts receivable as of March 31, 2019.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-02, Leases (Topic 842). The ASU requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. This new guidance will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, and early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

We have reviewed other recently issued accounting pronouncements and plan to adopt those that are applicable to us. We do not expect the adoption of any other pronouncements to have an impact on our results of operations or financial position.

NOTE 3 – RELATED-PARTY TRANSACTIONS

We lease our office from Whistling Pete Enterprises, d/b/a Legacy Center, an Idaho limited liability company. The lease, which commenced on March 2, 2009, presently is a year to year lease, and we currently pay $1,200 per month plus utilities. Whistling Pete Enterprises is owned 50% by Mark Williams, our president. Total lease payments were $4,691 and $4,546 during the three months ended March 31, 2019 and 2018.

NOTE 4 – EMPLOYER IRA PLAN

In August 2014, we adopted a Premier Select Simple IRA Plan, which covers all eligible employees who choose to participate. We contribute 2% of compensation, not to exceed certain limits, for employees who participate in the IRA Plan. During the three months ended March 31, 2019 and 2018, we contributed $1,391 and $1,340, respectively, to the IRA Plan.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855, from the balance sheet date through the date the financial statements were available to be issued, and has determined that no material subsequent events exist.